Exhibit 12.1
Winston Hotels, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)

	2006	2005	2004	2003		2002

Earnings, as defined:
Income (loss) before allocation to minority interest in Partnership,allocation to minority interest in consolidated joint ventures,income taxes, and equity in income (loss) of unconsolidated joint ventures	$15,383	$15,926	$12,984	$4,612		$(10,243)
Fixed charges, as below	21,591	13,594	8,479	8,113		11,152
Distributed income from equity investments	203	971	126	1,863		1,331
Capitalized interest	(1,993)	(585)	(62)	(30)		—

Total earnings, as defined	35,184	29,906	21,527	14,558		2,240

Fixed Charges, as defined:
Interest expense	17,553	11,633	7,157	7,257		10,478
Capitalized interest	1,993	585	62	30		—
Amortization of capitalized expenses related to indebtedness	2,045	1,376	1,260	826		674

Total fixed charges, as defined	21,591	13,594	8,479	8,113		11,152

Preferred dividends (4)	7,360	7,360	7,315	6,938		6,938

Total fixed charges and preferred dividends combined	$28,951	$20,954	$15,794	$15,051		$18,090

Ratio of Earnings to Fixed Charges	1.63	2.20	2.54	1.79		NA	(1)

Ratio of Earnings to Fixed Charges and Preferred Dividends combined	1.22	1.43	1.36	NA	(3)	NA	(2)

(1)	The Company’s 2002 coverage ratio was less than 1:1. The Company must generate additional earnings of $8,912 to achieve a coverage ratio of 1:1. The 2002 earnings include a charge of $17,668 related to acquisition of the leasehold interests for 47 of its hotels from CapStar Winston Company, LLC. Excluding this charge, the Company would have achieved a coverage ratio of 1.74:1.

(2)	The Company’s 2002 coverage ratio was less than 1:1. The Company must generate additional earnings of $15,850 to achieve a coverage ratio of 1:1. The 2002 earnings include a charge of $17,668 related to acquisition of the leasehold interests for 47 of its hotels from CapStar Winston Company, LLC. Excluding this charge, the Company would have achieved a coverage ratio of 1.10:1.

(3)	The Company’s 2003 coverage ratio was less than 1:1. The Company must generate additional earnings of $493 to achieve a coverage ratio of 1:1.

(4)	Because the Company incurred no material current income tax expense, the amount of pre-tax earnings needed to fund the preferred dividend is equal to the actual preferred dividend paid.

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